Filed by Atlantic Coast Airlines Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-12

and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.

Commission File No. 0-21976

Date: October 28, 2003

ACA Files Complaint Against Mesa Air Group

Alleges United Airlines is Undisclosed Backer of Mesa’s Consent Solicitation

Dulles, VA – October 28, 2003 – Atlantic Coast Airlines Holdings, Inc. (“ACA” or the “Company”) (Nasdaq: ACAI) announced today that it has filed a complaint in the United States District Court for the District of Columbia alleging that Mesa Air Group, Inc. (“Mesa”) (Nasdaq: MESA) has made materially false and misleading statements and omissions in violation of federal securities laws in connection with its proposed consent solicitation and potential exchange offer. ACA is seeking from the Court, among other things, an order: requiring Mesa to correct its material misstatements and omissions; enjoining Mesa from disseminating its false and misleading proposed consent solicitation; and enjoining Mesa from making an exchange offer to ACA’s stockholders. Among other things, ACA alleges that Mesa has failed to identify United Airlines, Inc. (“United”) as a participant in the consent solicitation and in Mesa’s proposed transaction, and also has omitted material information from its consent solicitation regarding (i) Mesa’s financial position and its reason for proposing to acquire ACA; (ii) questionable trading in Mesa stock by Mesa’s chairman and chief executive officer and other Mesa insiders shortly before the announcement of Mesa’s takeover proposal; (iii) the inappropriate short-swing trades in which Mesa insiders have engaged; (iv) the self-dealing and lack of independence of Mesa’s directors; and (v) the lack of independence of several of Mesa’s nominees to ACA’s Board of Directors.

More specifically, ACA’s complaint alleges, among other things, that Mesa failed to disclose:

•	That United is a participant in Mesa’s consent solicitation and proposed transaction. ACA alleges that Mesa’s proposed plan to acquire all of the outstanding shares of ACA’s common stock is nothing more than an attempt by Mesa and its undisclosed backer, United, to (i) prevent ACA from establishing an economically viable, low-fare, low-cost airline based at Washington Dulles International Airport that would compete directly against United and Mesa and (ii) eliminate the significant hurdle to United’s efforts to emerge from bankruptcy that has resulted from its inability to negotiate an agreement for ACA to continue operating United Express for United.

On a conference call with securities analysts on October 7, 2003, Jonathan Ornstein, Mesa’s chairman and chief executive officer, acknowledged contacting United prior to making its expression of interest to the ACA Board:

“We are partnered with United Airlines. When we announced that we had discussed it [Mesa’s proposed acquisition of ACA] with United, United has [sic] reaffirmed the fact to us that they would like to come to an agreement with Atlantic [C]oast, they [sic] would like to maintain that Atlantic [C]oast has a feed operation and to the extent [sic] that we could be involved in that decision it would be helpful.”

•	That Mesa is having problems financing additional aircraft purchases, a cornerstone of its growth plans. Mr. Ornstein has conceded, “Mesa’s biggest challenge … has been our ability to finance new aircraft.” ACA believes that Mesa is seeking control of ACA so that Mesa can gain the use of ACA’s cash on hand, which is expected to reach over $200 million by year end. Mesa’s desire to acquire ACA so it can use the Company’s cash to resolve Mesa’s own financial difficulties is material information that should have been disclosed to stockholders and the market.

•	That Ornstein and other Mesa insiders sold a substantial number of Mesa shares in September 2003, shortly before Mesa announced its takeover attempt of ACA. These sales of Mesa shares by Mesa’s directors just prior to the announcement of Mesa’s proposed transaction involving ACA are in contrast to their ebullient view of Mesa’s future, the prospects for a successful merger with ACA, and the advantages of such a merger asserted in Mesa public statements.

•	That other questionable insider transactions produced short-swing profits subject to Section 16(b) of the Exchange Act, which requires a corporate insider to disgorge any profit from a purchase and sale (or sale and purchase) of any equity security of the issuer within any period that is less than six months.

•	The self-dealing and lack of independence of Mesa’s directors, who have determined that an acquisition of ACA would be in Mesa’s best interest and are proposing a transaction in which the stockholders of ACA would receive shares of Mesa common stock. Seven of Mesa’s nine directors have had, and ACA believes, continue to have, outside business relationships with Mesa, including highly lucrative consulting contracts, which compromise their independence and judgment. This information is material to the ACA stockholders because Mesa’s proposed transaction would result in ACA stockholders exchanging their ACA common stock for Mesa common stock.

•	That several of Mesa’s nominees to ACA’s Board of Directors suffer conflicts of interest that would impair their ability to fulfill their fiduciary obligations to ACA.

On October 23, 2003, ACA announced that its Board of Directors had unanimously reaffirmed the Company’s previously announced strategy to establish a new, independent low-fare airline and decided not to pursue Mesa’s expression of interest to acquire all outstanding shares of ACA. In making its determination, the Board noted that, among other things, Mesa’s expression of interest is highly conditional and subject to due diligence. The Board believes that the Company’s current plan provides better value for ACA stockholders.

ACA currently operates as United Express and Delta Connection in the Eastern and Midwestern United States as well as Canada. On July 28, 2003, ACA announced plans to establish a new, independent low-fare airline to be based at Washington Dulles International Airport. The Company has a fleet of 146 aircraft—including a total of 118 regional jets—and offers over 840 daily departures, serving 84 destinations. ACA employs over 4,800 aviation professionals.

Statements in this press release and by company executives regarding Mesa’s offer and other matters may contain forward-looking information about the Company. A number of risks and uncertainties exist which could cause the Company’s actual performance to differ materially from information provided by the Company or its executives. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the offer on the Company’s operations. Other risks and uncertainties relating to the Company’s business and operations include those referred to in the Company’s report on Form 10-Q for the period ended June 30, 2003.

ACA’s stockholders should read the Company’s definitive consent revocation statement on Schedule 14A, which the Company will soon be sending to its stockholders. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read it carefully before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, which was filed on October 23, 2003, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from ACA, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action with respect to Mesa’s expression of interest, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to Mesa’s expression of interest. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.

The common stock of parent company Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about Atlantic Coast Airlines, visit our website at www.atlanticcoast.com.

# # #

Contacts:

Rick Delisi

Director of Corporate Communications

Atlantic Coast Airlines Holdings, Inc.

703-650-6550

Rick.Delisi@atlanticcoast.com

Judith Wilkinson/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449 x112/x113

jmw@joelefrank.com/dek@joelefrank.com